ASIA CARBON INDUSTRIES, INC.
110 WALL STREET, 11TH FLOOR
NEW YORK, NY 10005

September 13, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention:   Pamela A. Long, Assistant Director

Re:	Asia Carbon Industries, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed: August 23, 2010
File No.: 333-167090

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated September 3, 2010, addressed to Guo Yun Yao, the Chief Executive Officer, President and Secretary of Asia Carbon Industries, Inc. (the “Company”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 23, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Commission’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1. Please revise to ensure that all of the entities involved in your corporate organization are clearly and consistently identified. For example, we note that you refer to Jinzheng Liteweisi Carbon Ltd. as “JL Carbon” on page three while you refer to the entity as “Liteweisi” on page F-6. Further, we note your reference to Taiyuan Hongzing on page three; however, it is unclear how this entity relates to Shanzi Hongxing.

Response:

The Company’s Amendment No. 3 to Form S-1 (the “Filing”) has been revised accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

2. Please revise to eliminate duplicative information. For example, you need only one discussion of your critical accounting policies. In addition, you may combine your liquidity disclosures into one section that discusses your status for each period presented.

Response:

The Filing has been revised accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 67

3. Please reconcile the discrepancy between the 32,715,455 shares of common stock you disclose as being owned by all of the company’s directors and officers as a group, with the 36,239,394 restricted shares of common stock issued to Karen Prudente as nominee and trustee for the Hongxing Shareholders at the time of the execution of the VIE Agreements (we note disclosure throughout the registrations statement, starting on page 3 under “Corporate History”).

Response:

Karen Prudente holds 32,615,455 restricted shares of the Company’s common stock as nominee and trustee for Guoyun Yan and Chunde Meng, the Chief Executive Officer and Chief Operating Officer of the Company, respectively. The Company’s Amendment No. 2 to its registration statement on Form S-1 inadvertently stated that Karen Prudente holds 36,239,394 restricted shares of common stock for Guoyun Yan and Chunde Meng. The Filing has been revised accordingly to reflect the correct number of restricted shares held by Karen Prudente.

Executive Compensation, page 73

4. We note your response to comment 41 in our letter dated July 28, 2010. However, you must report compensation awarded to, earned by, or paid to the named executive officers regardless of issuance. Please also provide the compensation pad to Mr. Segal. Please refer to Items 402(m)(1)-(3) of Regulation S-K.

Response:

The Filing has been revised accordingly.

Director Compensation, page 74

5. Please reconcile your disclosure here that you pay no compensation to the directors for serving as a director with the disclosure on page 79 of the registration statement that you issued 74,900 shares of common stock to Michael Segal in consideration for his service as a director.

Response:

 The Filing has been revised accordingly.

Note 4 – Property and Equipment, page F-11

6. We note your response to comment 16 in our letter dated July 28, 2010. Please revise your disclosure to address the following items for each period presented:

•	Disclose the carrying value of the assets.
•	Discuss how you have specifically identified the assets. In this regard, please tell us if the assets are segregated from those currently being used in production.
•	Include a specific and comprehensive discussion regarding what consideration you have given to whether the carrying value of these assets was impaired.
•	Discuss the current status of your new production line.

Response:

The Filing has been revised accordingly.

Legal Opinion

7. We reissue comment 55 in our letter dated July 28, 2010. Please revise to state the law upon which your opinion regarding the validity of the shares offered is based.

Response:

The opinion has been revised accordingly.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Xialong Zhou
By: Xialong Zhou
Title: Chief Financial Officer